Exhibit 99.1

Logistic Properties of the Americas Announces Board Approval of Share Repurchase Program

SAN JOSÉ, Costa Rica, November 25, 2024 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or the “Company”), announced today that its Board of Directors has authorized a 12-month share repurchase program (the “Program”) to buy back up to $10 million of the Company’s outstanding ordinary shares, effective November 22, 2024. Under this program, LPA may repurchase its shares from time to time, based on equity market conditions, legal requirements, and other corporate considerations, under a 10b5-1 plan or similar trading arrangement. The Company intends to fund any repurchase of its shares using cash from operations. Any repurchased shares will be held in LPA’s treasury.

Esteban Saldarriaga, Chief Executive Office of LPA, said, “Our decision to initiate this share repurchase program underscores our confidence in the strength of our business and our commitment to delivering long-term value to our shareholders. By repurchasing shares, we aim to address the current market dislocation in our stock and highlight the intrinsic value of our extensively dollar-denominated real assets and platform, supported by creditworthy multinational customers.”

LPA’s share repurchase program may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its ordinary shares under the program. The Company intends to enter into a 10b5-1 trading plan (the “Plan”) to facilitate share repurchases under the Program. The Plan will be administered through an independent broker and will be subject to the rules of NYSE American and applicable securities laws and regulations, including Rule 10b-18 and 10b5-1 of the Securities Exchange Act of 1934, as amended (The “Exchange Act”). The Company intends to make all repurchases in compliance with applicable regulatory guidelines and to administer the plan in accordance with applicable laws, including Rule 10b-18 and Rule 10b5-1 of the Exchange Act.

About Logistic Properties of the Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects its strong customer relationships and insight to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of September 30, 2024, LPA’s operating and development portfolio was comprised of 31 logistics facilities in Costa Rica, Peru and Colombia totaling more than 491,000 square meters (or approximately 5.3 million square feet) of gross leasable area. For more information visit https://ir.lpamericas.com

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Camilo Ulloa

Logistic Properties of the Americas

+506 6293 9083

camilo@lpamericas.com

Barbara Cano/Ivan Peill

InspIR Group

barbara@inspirgroup.com / ivan@inspirgroup.com